1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 23, 2026	www.integraresources.com

INTEGRA ANNOUNCES FIRST QUARTER PRODUCTION RESULTS FROM THE FLORIDA CANYON MINE

AND STRENGTHENED BALANCE SHEET

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the first quarter ended March 31, 2026 (the "first quarter 2026" or "Q1 2026") highlighting continued operational momentum, record mining rates, and a strengthened balance sheet.

The Company plans to release its first quarter 2026 financial results after market close on Monday May 11, 2026, followed by a conference call hosted by senior management on Tuesday, May 12, 2026 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.

(All amounts in United States ("U.S.") dollars as at March 31, 2026, unless otherwise stated.)

Q1 2026 Operational Highlights:

• The Company mined 3.0 million ("M") tonnes of ore and 3.9 M tonnes of waste at a strip ratio of 1.30 at the Florida Canyon Mine ("Florida Canyon" or the "Mine").  As a result, mining rates averaged 76,800 total tonnes per day ("tpd") which is a record for the Mine and its operations.

•  The Florida Canyon Mine produced 12,635 ounces of gold and sold 12,518 ounces of gold in the quarter.

• The Company commissioned six new Caterpillar 785 haul trucks during the quarter, materially enhancing mining capacity and supporting higher sustained mining rates going forward.

• The Company raised $61 M through a bought deal public offering in Q1 2026 significantly strengthening the Company's balance sheet and funding near-term growth initiatives at the DeLamar Project (the "DeLamar Project" or "DeLamar"). Net proceeds are expected to be used to commence pre-production expenditures at the DeLamar Project and funded the acquisition of a strategic land position near the DeLamar Project.

George Salamis, President, CEO and Director of Integra commented:

"The first quarter of 2026 marked a period of strong operational progress at Florida Canyon, with record mining rates and the successful ramp-up of our Phase IIIB leach pad. While gold production in the quarter reflects temporary constraints, the deferred ounces are expected to be recovered over the balance of the year. Importantly, with these gold ounces expected to be recovered over the balance of the year, we maintained our full-year production guidance, underscoring our confidence in the operation and the improvements we have made to the Mine. In parallel, we significantly strengthened our balance sheet through a $61 M financing and continued to invest in both sustaining capital at Florida Canyon and the advancement of DeLamar. We believe these investments position Integra for a stronger second half of 2026 and reinforce our strategy of building a sustainable, multi-asset gold producer."

Florida Canyon: Demonstrating Strong Operational Momentum with Record Mining Rates

		Three months ended March 31,
	Unit (1)	2026
Ore mined	Kt	3,008
Waste mined	Kt	3,902
Strip ratio	waste/ore	1.30
Ore direct to leach pads	Kt	1,074
Ore crushed	Kt	1,784
Total ore to leach pads	Kt	2,858
Processed grade	g/t Au	0.19
Gold recovery rate	%	59.9%
Gold produced	Oz	12,635
Gold sold	Oz	12,518
Silver produced	Oz	11,622
Silver sold	Oz	11,466

(1) Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce

(2) Ore milled includes material from stockpiles and ore mined.

Florida Canyon produced 12,635 ounces of gold in the first quarter 2026, with approximately 3,000 ounces deferred due to temporarily reduced solution flow rates to a specific Phase II leach pad cell. The cell contains fine ore from the newly opened N2 pit, and a blending strategy has been developed to maintain nominal leach rates for this fine material.  With this approach, together with the ramp up of the Phase IIIB leach pad, the Company expects to meet its annual gold production guidance of 70,000 to 75,000 ounces, with the majority of deferred first quarter ounces expected to be recovered through ongoing leaching over the remainder of 2026.

Mining activities at Florida Canyon during the first quarter 2026 increased significantly, achieving a record mining rate of 76,800 total tonnes per day and positioning the operation to deliver improved operational flexibility and production consistency in future quarters. This increase was driven by the addition of the six Caterpillar 785 haul trucks commissioned during the quarter, completing the expansion of the fleet since 2025 to include eight Caterpillar 785 haul trucks, one Caterpillar 992HL loader and one Hitachi EX3600 front shovel.  With increased haulage capacity and an enhanced mining fleet, the operation is better equipped to manage the historical waste stripping inherited from prior operators.

The Company expects production to trend higher through the balance of 2026 as mining rates remain elevated and leach pad performance continues to normalize.

First Quarter 2026 Consolidated Financial Position: Strengthened Balance Sheet Supports Growth and Development Pipeline

Consolidated Financial Position	Unit (1)	March 31, 2026
Cash and cash equivalents	$000s	$105,635

(1) Unit abbreviations: $000s = thousands of U.S. dollars

The Company significantly strengthened its cash position in Q1 2026, primarily driven by a $61 M bought deal public offering in February 2026 and positive operating earnings from Florida Canyon.  Proceeds from the offering are being used to fund pre-production expenditures at the DeLamar Project and funded the acquisition of a strategic land position near the DeLamar Project in February 2026. This strengthened financial position provides Integra with the flexibility to continue optimizing Florida Canyon while advancing DeLamar without compromising balance sheet discipline.

The first quarter of 2026 continued to mark a capital-intensive period across the Company's portfolio of assets with several key activities during the quarter. These investments reflect a deliberate focus on de-risking the portfolio and positioning the Company for sustainable production growth:

• Florida Canyon: Approximately $12 M was allocated to sustaining and non-sustaining capital including capitalized waste stripping and initial cash payments on new mining equipment.

• DeLamar and Nevada North: Approximately $5 M was allocated towards project expenses such as engineering and permitting work.

• DeLamar pre-production and de-risking activities: Approximately $16.5 M was allocated towards de-risking activities, including a $3.4 M initial deposit to Idaho Power, and $12.5 M spent to acquire a strategic land position near the DeLamar Project.

The financial information presented above is preliminary in nature and subject to completion of the Company's quarter-end financial reporting process. Final unaudited financial results may differ from these amounts and will be reported as part of the Company's quarter-end financial statements. Complete financial results for the first quarter 2026 will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Monday May 11, 2026.

First Quarter 2026 Conference Call

Integra will host a conference call and webcast on Tuesday May 12, 2026, at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss the first quarter 2026 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 1860723

Toll Free: (800) 715-9871

Toll: +1 (646) 307-1963

Webcast:  https://events.q4inc.com/attendee/227670078

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company, the timing of the release of the Company's first quarter 2026 financial results and related conference call; expectations regarding gold production, recoveries and the timing of recovery of deferred ounces; anticipated benefits of completed and ongoing capital investments at the Florida Canyon Mine; expected performance of mining equipment; and anticipated improvements in productivity.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.